United States securities and exchange commission logo





                           January 5, 2024

       Hunter Horsley
       Chief Executive Officer
       Bitwise Bitcoin ETF
       c/o Bitwise Investment Advisers, LLC
       250 Montgomery Street, Suite 200
       San Francisco, CA 94104

                                                        Re: Bitwise Bitcoin ETF
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed December 29,
2023
                                                            File No. 333-260235

       Dear Hunter Horsley:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 14, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       General

   1. We note that your registration statement includes a number of blanks or bracketed information, including,
for example, the amount of Sponsor Fee, the Authorized
                                                        Participants with which
you have an agreement with at the time of effectiveness and the party that has
indicated an interest in purchasing an aggregate of up to $200 million of
                                                        Shares in this offering
from Authorized Participants. Please revise to include this
                                                        information in your
next amendment. Please also file your Prime Execution Agreement and Bitcoin Custody
Agreement in executed form. Further, please revise throughout to use your new name where
applicable. For example purposes only, we note the Signature
                                                        Page.
 Hunter Horsley
Bitwise Bitcoin ETF
January 5, 2024
Page 2
2. Please refer to comment 1 of our letter dated November 14, 2023. We note your disclosure on page 113 that you expect to use a fact sheet and that it would be provided on the Trust's website. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
3. Please revise throughout the prospectus to clarify, if true, that the only crypto asset to be held by the Trust will be bitcoin. In particular, please clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency, and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules. In addition, and for example purposes only, we note the following statements do not appear to be consistent with page 20 of the Trust
         Agreement which states that the Trust has explicitly disclaimed all Incidental Rights and
         IR Assets:
             "In determining whether to attempt to acquire and/or retain any Incidental Right(s)
              and/or IR Asset(s)" on page 21.
             "any Incidental Rights or IR Assets that the Trust may hold" on page 108.
Cover Page

4.       We note the disclosure regarding the Seed Shares purchased by Bitwise
Asset
         Management. It is not clear why Bitwise Asset Management is identified as a statutory underwriter in connection with such purchase. In this regard, we note the disclosure regarding the Seed Baskets to be purchased by Bitwise Investment Manager, which is identified as a statutory underwriter in connection with the purchase of the Seed Baskets.
5. Please revise to disclose the number and price of the Seed Baskets that Bitwise Investment
         Manager intends to purchase.
Purchases and Sales of Bitcoin, page 3

6.       Please revise your disclosure to identify the Bitcoin Trading
Counterparties.
Risk Factors, page 10

7. We note your response to prior comment 6. Please tell us why the Bitcoin Custodian acting in the same capacity for several competing products does not pose a material risk if, when you are utilizing the Agent Execution Model, your purchase and sales needs are in conflict or competition with the purchase and sales needs of competing products that are also relying on Coinbase Inc., an affiliate of the Bitcoin Custodian, to purchase or sell bitcoin. Please consider, for example, whether a market disruption or other circumstance
FirstName LastNameHunter Horsley
       whereby no Bitcoin Trading Counterparty is able or willing to effectuate your purchase or
Comapany
       sale NameBitwise   Bitcoin
            of bitcoin would causeETF
                                    you and also your competitors to rely on
the Agent Execution
JanuaryModel.
        5, 2024 Page 2
FirstName LastName
 Hunter Horsley
FirstName  LastNameHunter Horsley
Bitwise Bitcoin ETF
Comapany
January    NameBitwise Bitcoin ETF
        5, 2024
January
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The amount of bitcoin represented by a Share will decline over time, page 36

8. We note your response to prior comment 8 and reissue the comment. On page 37, you refer to "Shares that are issued in exchange for additional deposits of bitcoin" and, on page 36, to the "Authorized Participants' ability to purchase and sell bitcoin in an efficient manner to effectuate creation and redemption orders." Please revise here and throughout to clarify that creations of Shares will be cash transactions. In this regard, we note your disclosure on page 8 that "[i]t is currently anticipated that all sales and redemptions of
         Shares will be done in exchange for U.S. dollars and only in transactions with Authorized
         Participants." Although you state in your response letter that you deleted the referenced disclosure, it remains.
Conducting creations and redemptions for cash has drawbacks, page 43

9. We note your revised disclosure that "[i]n the near term, the Trust will effect all of its creations and redemptions in cash, rather than in-kind." We have the following comment:
             Please confirm your understanding, consistent with the undertaking required by Item
             512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.
The Trust and Bitcoin Prices
Purchase and Sale of Bitcoin, page 62

10. We note your response to prior comment 21. Please disclose who pays for the transfer fee with respect to the on-chain transfer of bitcoin from the Bitcoin Custodian to the Bitcoin
         Trading Counterparty in connection with redemptions.
BRRNY Methodology, page 65

11. We note your response to prior comment 12, and we reissue in part. Please revise to disclose how the Trust will notify Shareholders if there is a material change to the
         BRRNY Methodology. Although you disclose how you will notify Shareholders of changes to the Constituent Platforms used to calculate the BRRNY, you do not disclose how the Trust will notify Shareholders if there are other material changes to the
         BRRNY Methodology.
Calculation of NAV, page 68

12. Refer to your responses to comment 7 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional comments should not
 Hunter Horsley
FirstName  LastNameHunter Horsley
Bitwise Bitcoin ETF
Comapany
January    NameBitwise Bitcoin ETF
        5, 2024
January
Page 4 5, 2024 Page 4
FirstName LastName
         be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.
13. We note your response to prior comment 14. Please disclose how the ITV is calculated based upon the CME Bitcoin Real Time Price. Although you discuss how the CME
         Bitcoin Real Time Price is calculated, you state that the ITV is "based" upon the CME
         Bitcoin Real Time Price, without discussing how the ITV itself is actually calculated. In addition, please revise the third-to-last sentence of the first paragraph on page 69, which appears to be an incomplete thought.
Additional Information About the Trust
The Trust's Fees and Expenses, page 71

14. We note your response to prior comment 5. Please revise to disclose on page 71 how you will undertake bitcoin sales to pay for expenses not assumed by the Sponsor, if no Bitcoin
         Trading Counterparty is willing or able to effectuate the trade. State, if true, that you will use the Agent Execution Model.
15. We note your response to prior comment 15. Please disclose who is responsible for paying the transaction costs related to the sale of bitcoin to generate funds to pay the Trust's fees and expenses.
Custody of the Trust's Assets, page 78

16. We note your response to prior comment 9. Please revise your disclosure to explicitly state whether the commercial crime policy that Coinbase Global maintains, as discussed on pages 78 and 81, is separate from the commercial crime policy that the Coinbase
         Insureds maintain, as discussed on pages 79 and 81. Additionally, explicitly state whether this policy or these policies are separate from the insurance policy that the Bitcoin
         Custodian maintains, as discussed on pages 6, 45, and 101. Also, to the extent that any of these are separate policies, please ensure that you are disclosing the coverage amounts and all material terms.
The Prime Execution Agent and the Trade Credit Lender
The Trade Credit Lender, page 85

17. Please revise to quantify or otherwise describe the maximum amount of Trade Credit that the Trade Financing Agreement permits to be outstanding at any one time. Please also disclose whether the intention is to generally fund the Trading Balance at the Prime
         Execution Agent with sufficient cash or bitcoin or whether it regularly expects to utilize the Trade Financing Agreement. In addition, to the extent the execution price of the bitcoin acquired exceeds the cash deposit amount, disclose who bears the responsibility for this difference. Further, for creation and redemption transactions, please revise to clarify whether or not the interest payable on Trade Credits utilized under the Trade
         Financing Agreement are included in the execution price and therefore the responsibility
 Hunter Horsley
Bitwise Bitcoin ETF
January 5, 2024
Page 5
      of the Authorized Participants. If they are the responsibility of the Trust, please revise your risk factor disclosure accordingly to explain the impact such interest payments will have on the net assets of the Trust over time.
Management; Voting by Shareholders, page 98

18. We note your response to prior comment 3. Please disclose here the "limited circumstances" under which shareholders have voting rights under the Trust Agreement.
Governing Law; Consent to Delaware Jurisdiction, page 99

19. We note your response to prior comment 22. Please revise this section to disclose, as stated in Section 10.02 of your First Amended and Restated Declaration of Trust and Trust
      Agreement, that the Delaware governing law provision does not apply to causes of action for violations of U.S. federal or state securities laws, or advise. Material Contracts, page 100

20. We note your response to comment 18. Please revise to disclose the term of the Bitcoin
      Custody Agreement and the Prime Execution Agreement. Also disclose, as stated in your response letter, that you have given no instructions to the Bitcoin Custodian as it relates to
      Incidental Rights and IR Assets.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                             Sincerely,
FirstName LastNameHunter Horsley
                                                             Division of
Corporation Finance
Comapany NameBitwise Bitcoin ETF
                                                             Office of Crypto
Assets
January 5, 2024 Page 5
cc:       Richard J. Coyle
FirstName LastName